December 20, 2016

Mr. Ronald E. Alper

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Delta Apparel, Inc.
Registration Statement on Form S-3
Filed November 23, 2016, as amended on December 19, 2016
File No. 333-214783

Dear Mr. Alper:

In accordance with Rule 461, I am writing this letter on behalf of Delta Apparel, Inc. to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 5:00 p.m. on December 21, 2016, or as soon as practicable thereafter.

If you have any questions, please contact me at (864) 232-5200. Thank you for your time and attention.

Very truly yours,

Delta Apparel, Inc.

		By:	/s/ Justin M. Grow
Justin M. Grow Vice President of Administration, General Counsel and Secretary

cc:	Melinda Davis Lux, Esq.,
Womble Carlyle Sandridge & Rice, LLP